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FEB 28 2011

Washington, DC
106

11018646

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report **Form X-17A-5** **Part III**	**Facing Page** **Information** **Required of Brokers and Dealers** **Pursuant to Section 17 of the Securities** **Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No.** 8-30177

Report For the Period Beginning January 1, 2010 (MM/DD/YY) **and Ending** December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

KeyBanc Capital Markets Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

Key Tower, 127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Jason J. Maiher, Chief Financial Officer — (216) 689-5960
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

1102-1231912

OATH OR AFFIRMATION

I, **Jason J. Maiher** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KeyBanc Capital Markets Inc.** as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2010 to December 31, 2010

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Jason J. Maiher
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-5960

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

1102-1231912

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

December 31, 2010

Contents

The following financial statements and schedules of KeyBanc Capital Markets Inc. are submitted herewith:

Report of Independent Registered Public Accounting Firm....................1

Statement of Financial Condition – December 31, 2010....................2

Statement of Income – Year Ended December 31, 2010....................3

Statement of Changes in Shareholder's Equity – Year Ended December 31, 2010....................4

Statement of Cash Flows – Year Ended December 31, 2010....................5

Notes to Financial Statements....................6

Supplementary Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1....................22

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3....................24

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3....................25

Schedule IV – Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4) .26

Schedule V – Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)....................27

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)....................28

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

We have audited the accompanying statement of financial condition of KeyBanc Capital Markets Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Cash	$	4,975
Cash segregated under federal regulations		4,640
Receivable from brokers and dealers		11,623
Trade date receivable		66,769
Receivable from customers		2,818
Securities purchased under agreements to resell		321,711
Securities owned:		
Marketable, at fair value		791,871
Not readily marketable, at estimated fair value		20,604
Other investments		3,983
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $2,363		640
Net deferred tax assets		2,633
Other receivables		19,042
Other assets		6,251
Total assets	$	1,257,560
Liabilities and shareholder's equity		
Liabilities:		
Securities sold under agreements to repurchase	$	436,087
Securities sold, but not yet purchased		333,767
Payable to brokers and dealers		685
Trade date payable		66,297
Payable to customers		2,453
Accrued compensation		75,472
Other liabilities		14,711
Total liabilities		929,472
Shareholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		239,204
Retained earnings		88,883
Total shareholder's equity		328,088
Total liabilities and shareholder's equity	$	1,257,560

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income

Year Ended December 31, 2010
(In Thousands)

Revenues	
Commissions	$ 60,406
Principal transactions	30,314
Underwriting and investment banking	110,436
Interest and dividends	30,284
Other revenues	2,124
Total revenues	233,564
Expenses	
Employee compensation and benefits	127,960
Interest	13,803
Floor brokerage and clearance	2,346
Communications	2,385
Occupancy and equipment	9,339
Promotion and development	7,937
Data processing	21,472
Management fee paid to affiliate	5,474
Processing fee paid to affiliate	8,188
Other operating expenses	11,194
Total expenses	210,098
Income before income taxes	23,466
Provision for income taxes	9,038
Net income	$ 14,428

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	$ 1	$ 239,204	$ 74,455	$ 313,660
Net income	–	–	14,428	14,428
Balance at December 31, 2010	$ 1	$ 239,204	$ 88,883	$ 328,088

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

Year Ended December 31, 2010
(In Thousands)

Operating activities	
Net income (loss)	$ 14,428
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	461
Deferred compensation	(2,044)
Deferred income taxes	1,800
Changes in operating assets and liabilities:	
Decrease (increase) in cash segregated under federal regulations	(2,139)
Decrease (increase) in receivable from customers	5,142
Decrease (increase) in receivable from brokers and dealers	2,686
Decrease (increase) in securities owned	(64,918)
Decrease (increase) in other receivables	(3,148)
Decrease (increase) in net deferred tax asset	3,023
Decrease (increase) in other assets	7,426
Increase (decrease) in payable to customers	(3,709)
Increase (decrease) in payable to brokers and dealers	28,497
Increase (decrease) in securities sold, but not yet purchased	69,107
Increase (decrease) in accrued compensation	19,185
Increase (decrease) in other liabilities	(20,788)
Net cash provided by (used in) operating activities	55,009
Investing activities	
Purchases of furniture, equipment and leasehold improvements	(444)
Net cash provided by (used in) investing activities	(444)
Financing activities	
Decrease (increase) in securities purchased under agreement to resell	(47,083)
Increase (decrease) in securities sold under agreements to repurchase	(6,371)
Net cash provided by (used in) financing activities	(53,454)
Net increase (decrease) in cash	1,111
Cash at beginning of fiscal year	3,864
Cash at end of fiscal year	$ 4,975

See accompanying notes to financial statements.

1. Organization

KeyBanc Capital Markets Inc. (the "Company") is a wholly owned subsidiary of KeyCorp (the "Parent"). The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking, and principal and agency transactions.

2. Significant Accounting Policies

Basis of Presentation

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Receivable from customers includes amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

All material events that occurred after the date of the financial statements and before the financial statements were issued have been either recognized in the financial statements or disclosed in the notes to the financial statements. Financial statements are considered issued when they are widely distributed to shareholders and other financial statement users, or filed with the SEC.

Cash

Cash represents cash in banks.

Cash of $4,640 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 40 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Investment banking revenue (other than underwriting revenue) is recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Collateralized Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral when deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed of $4,396, which are included in receivable from brokers and dealers, are carried at the amounts of cash collateral advanced and received in connection with these transactions.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are included in revenues from principal transactions. Information pertaining to the Company's accounting policy for fair value measurements is summarized below under the heading "Fair Value Measurements".

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. It represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, liquidity valuation adjustments are considered to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the nonperformance risk associated with the liability. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

2. Significant Accounting Policies (continued)

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. Selecting the appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation techniques requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted market prices for similar assets or liabilities; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 12 ("Fair Value Measurements").

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted in 2010

Improving Disclosures About Fair Value Measurements. In January 2010, the FASB issued accounting guidance which requires new disclosures regarding certain aspects of an entity's fair value disclosures and clarifies existing fair value disclosure requirements. The new disclosures and clarifications were effective for interim and annual reporting periods beginning after December 15, 2009 (effective January 1, 2010, for the Company), except for disclosures regarding purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010 (effective January 1, 2011, for the Company). The Company's policy is to recognize transfers between levels of the fair value hierarchy at the end of the reporting period. The required disclosures are provided in Note 12 ("Fair Value Measurements").

Accounting Guidance Pending Adoption at December 31, 2010

There was no accounting guidance pending adoption at December 31, 2010.

3. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2010, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, but not yet Purchased
SECURITIES		
U.S. government obligations	$331,829	$252,168
Corporate obligations	228,606	61,063
State and municipal government obligations	66,551	—
Other securities	39,791	20,504
Stocks and warrants	5,588	32
Banker's acceptances, certificates of deposit and commercial paper	140,110	—
	$812,475	$333,767

3. Securities Owned and Securities Sold, but not yet Purchased (continued)

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market. The Company held $20,604 of such securities at December 31, 2010 which are included in the table above under "Other securities" and "Stocks and warrants".

4. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2010, the Company had ongoing credit arrangements of $1,900,000 with the Parent and $140,000 with third party financial institutions. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2010, the Company had no outstanding balances on these commitments.

Securities sold under agreements to repurchase bear interest at rates ranging from 0.40% to 1.30% and are collateralized by firm-owned securities with a fair value of $461,006 at December 31, 2010.

Total interest paid in 2010 on short-term borrowings was $13,803.

5. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2010 were:

Occupancy and equipment	$ 6,277
Insurance	936
Processing fee	8,188
Management fee	5,474
	$20,875

5. Related-Party Transactions (continued)

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2010 were $959 from these agreements.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

Income taxes included in the income statement are summarized below.

Current expense:	
Federal	$6,586
State	652
Total current expense	7,238
Deferred expense:	
Federal	1,623
State	177
Total deferred expense	1,800
Total income tax expense	$9,038

The difference between income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Income before income taxes times 35% statutory federal tax rate	$8,213
State income tax, net of federal tax benefit	539
Tax-exempt interest income	(83)
Disallowed meals and entertainment	347
Customer gifts > $25	16
Other	6
Total income tax expense	$9,038

6. Income Taxes (continued)

Deferred federal income tax expense for the year ended December 31, 2010, consists of the following:

Employee compensation accruals	$ (15)
Non-tax accruals	83
Depreciation	642
State taxes	(287)
Sale of exchange memberships	1,407
Other	(207)
Deferred tax expense	$ 1,623

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2010, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 8,952
Depreciation	493
State taxes	239
Other	552
Total deferred tax assets	10,236
Deferred tax liabilities:	
Non-tax accruals	4,767
Sale of exchange memberships	2,836
Total deferred tax liabilities	7,603
Net deferred tax assets	$ 2,633

An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total income taxes paid to the Parent were $25,392 for the year ended December 31, 2010.

6. Income Taxes (continued)

Effective December 1, 2007, the Company adopted the accounting guidance for Accounting for Uncertainty in Income Taxes, which is an interpretation of the existing guidance on accounting for income taxes. This guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2010.

7. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial condition of the Company.

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2010, with initial or remaining noncancelable lease terms in excess of one year are approximately $2,242 payable as follows: 2011 – $1,240; 2012 – $418; 2013 – $305; 2014 – $170 and 2015 – $109. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense and sublease rental income amounted to $2,622 and $1,169, respectively, for the year ended December 31, 2010.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the Financial Industry Regulatory Authority (FINRA), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2010, the Company's net capital under the Rule was $209,965 or 7,310% of aggregate debit balances, and $208,965 in excess of the minimum required net capital.

9. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and accounts on a delivery-verses-payment and receipt-verses-payment basis for its customers located throughout the United States.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

9. Financial Instruments with Off-Balance Sheet and Credit Risk (continued)

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or counterparties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, and analyzing the expected duration of positions. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

10. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. The Company enters into derivative contracts, including exchange-traded futures and options on futures, in the normal course of business to manage exposure for loss due to market risk. Market risk is the potential for changes in the value of the instrument due to changes in market conditions. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Derivative instruments are generally based on notional values that are used to determine future cash flows to be exchanged. Derivative financial instruments are carried at fair value and are included in securities owned and securities sold, but not yet purchased on the Statement of Financial Condition. Net gains and losses on derivative transactions are recorded in principal transactions on the Statement of Income. Exchange-traded derivatives are valued based on quoted market prices.

In addition, the Company enters into other contractual commitments that include securities transactions on a TBA (To be Announced) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. At December 31, 2010, the fair value of the Company's commitment to purchase and sell under these contracts was $150,685 and $286,190, respectively. Mortgage securities purchased or sold as a result of fulfilling these commitments are recorded on settlement date.

11. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. The plan also permits the distribution of a discretionary profit-sharing component which was 3% for 2010 for eligible employees as of December 31, 2010. The Company has committed to a 3% profit-sharing allocation for 2011 for eligible employees as of December 31, 2011. For the year ended December 31, 2010, the Company's contribution expense was $2,767.

Effective December 31, 2009, the Parent amended the pension plan to freeze all benefit accruals. Interest will continue to be credited to participants' account balances until participants receive their plan benefits. The plan was closed to new employees as of December 31, 2009.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2010, the Company's allocated costs were $2,435.

12. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance for fair value measurements and disclosures, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit spreads or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

12. Fair Value Measurements (continued)

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing is not indicative of the counterparty's credit quality.

Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company ensures that fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models;
- a detailed review of profit and loss conducted on a regular basis; and
- a validation of valuation model components against benchmark data and similar products, where possible.

Management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refines valuation methodologies as more market-based data becomes available.

12. Fair Value Measurements (continued)

Qualitative Disclosures of Valuation Techniques

The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and management determines fair value using pricing models or quoted prices of similar securities. These instruments include bonds backed by the U.S. government, securities issued by the U.S. Treasury, municipal bonds and certain agency collateralized mortgage obligations. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets and standard inputs such as yields, broker/dealer quotes, bids and offers.

- Securities are classified as Level 3 when there is limited activity in the market for a particular instrument. In such cases, we use internal models based on certain assumptions to determine fair value. The Company holds a student loan asset-backed security that is classified as Level 3. Inputs for the Level 3 internal models include expected cash flows from the underlying loans, which take into account expected default and recovery percentages, market research, and discount rates commensurate with current market conditions.

The value of our repurchase and reverse repurchase agreements, trade date receivables and payables, and short positions is driven by the valuation of the underlying securities. The underlying securities may include equity securities, which are valued using quoted market prices in an active market for identical securities, resulting in a Level 1 classification. If quoted prices for identical securities are not available, fair value is determined by using pricing models or quoted prices of similar securities, resulting in a Level 2 classification. For the interest rate-driven products, such as government bonds, U.S. Treasury bonds and other products backed by the U.S. government, inputs include spreads, credit ratings and interest rates. For the credit-driven products, such as corporate bonds and mortgage-backed securities, inputs include actual trade data for comparable assets, and bids and offers.

12. Fair Value Measurement (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. generally accepted accounting principles. The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2010.

	December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets measured on a recurring basis:				
Securities owned:				
U.S. government obligations	$ —	$331,829	$ —	$ 331,829
Corporate obligations	—	228,606	—	228,606
State and municipal government obligations	—	66,551	—	66,551
Other securities	—	19,345	20,446	39,791
Stocks and warrants	5,430	—	158	5,588
Banker's acceptances, certificates of deposit and commercial paper	140,000	110	—	140,110
Total securities owned	145,430	646,441	20,604	812,475
Securities purchased under agreements to resell	—	321,711	—	321,711
Trade date receivable	609	66,160	—	66,769
Total assets on a recurring basis at fair value	$146,039	$1,034,312	$20,604	$1,200,955
Liabilities measured on a recurring basis:				
Securities sold under agreements to repurchase	$ —	$436,087	$—	$ 436,087
Securities sold, but not yet purchased:				
U.S. government obligations	—	252,168	—	252,168
Corporate obligations	—	61,063	—	61,063
Other securities	—	20,504	—	20,504
Stocks and warrants	32	—	—	32
Total securities sold, but not yet purchased	32	333,735	—	333,767
Trade date payable	—	66,297	—	66,297
Total liabilities on a recurring basis at fair value	$32	$836,119	$—	$836,151

12. Fair Value Measurement (continued)

Changes in Level 3 Fair Value Measurements

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2010.

	Securities Owned
Balance at December 31, 2009	$23,510
(Losses) gains:	
Included in earnings	(2,906)
Included in other comprehensive income (loss	—
Purchases, sales, issuances and settlements	—
Net transfers in (out) of Level 3	—
Balance at December 31, 2010	$20,604
Unrealized (losses) gains included in earnings	$(2,906)

Supplementary Information

Pursuant To Rule 17a-5 of

The Securities Exchange Act of 1934

December 31, 2010

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 328,088
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable from customers	588	
Securities owned not readily marketable	30,974	
Investment in and receivables from affiliates and associated partnerships	3,906	
Furniture, equipment and leasehold improvements	640	
Other receivables	–	
Other assets	16,111	
		52,219
Additional charges for customers' and noncustomers' security accounts	25	
Aged fails-to-deliver	4	
Other deductions and/or charges	13,220	
		13,249
		65,468
Net capital before haircuts on security positions		262,620
Haircuts on security positions:		
Contractual security commitments	–	
Trading and investment securities:		
Money market instruments	2,800	
U.S. and Canadian government obligations	12,948	
State and municipal obligations	10,434	
Corporate obligations	13,021	
Corporate stocks	838	
Other Securities	12,614	
Undue concentration	–	
		52,655
Net capital		$ 209,965

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2010
(In Thousands)

Computation of alternative net capital requirement	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2010	57
Excess net capital	$ 208,965
Percentage of net capital to aggregate debit items	7,310 %
Net capital in excess of	
4% of aggregate debit items	$ 209,821
5% of aggregate debit items	$ 209,850

See accompanying Report of Independent Registered Public Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2010
(In Thousands)

Credit items	
Free credit balances and other credit balances in customers' security accounts	$ 2,680
Customers' securities failed-to-receive	245
Credit balances in firm accounts which are attributable to principal sales to customers	–
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	–
Market value of short securities and credits in all suspense accounts over seven business days	8,365
Other	–
Total credits	11,290
Debit items	
Debit balances in customers' cash and margin accounts	2,201
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than thirty calendar days	671
Aggregate debit items	2,872
Less 3%	86
Total debits	2,786
Excess of total credits over total debits	$ 8,504
Amount on deposit in Reserve Bank Account	$ 4,640

See accompanying Report of Independent Registered Public Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2010
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2010 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	–
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

See accompanying Report of Independent Registered Public Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule IV

Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2010, unaudited amended Form X-17 a-5, Part II.

See accompanying Report of Independent Registered Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule V

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2010, unaudited Form X-17a-5, Part II.

See accompanying Report of Independent Registered Accounting Firm.

Ernst & Young
Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115
Tel: 216 861 5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

In planning and performing our audit of the financial statements of KeyBanc Capital Markets Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
KeyBanc Capital Markets Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, shareholder and management of KeyBanc Capital Markets Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030177 FINRA DEC
KEYBANC CAPITAL MARKETS INC 17*17
127 PUBLIC SQ # 4-01-27-0712
CLEVELAND OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jason J. Maiher (216)689-5960

2. A. General Assessment (item 2e from page 2) $570,253
   B. Less payment made with SIPC-6 filed (exclude interest) (254,813)
      July 31, 2010
      Date Paid
   C. Less prior overpayment applied (-0-)
   D. Assessment balance due or (overpayment) 315,440
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-
   F. Total assessment balance and interest due (or overpayment carried forward) $ 315,440
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $315,440
   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23rd day of February, 2011.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2010
and ending Dec. 31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$233,564,965
2b. Additions:		
(1) ~~Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and~~ predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		15,828,964
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		7
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-0-
(7) Net loss from securities in investment accounts.		-0-
Total additions		15,828,971
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,288,060
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,346,082
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		3,855,174
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$13,803,347	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		13,803,347
Total deductions		21,292,663
2d. SIPC Net Operating Revenues		$228,101,273
2e. General Assessment @ .0025		$570,253

(to page 1, line 2.A.)